

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditor's Report

Member of
Credit Suisse Capital LLC:

We have audited the accompanying financial statements of Credit Suisse Capital LLC (a wholly-owned subsidiary of Credit Suisse (USA), Inc), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, changes in borrowings subordinated to claims of general creditors, and cash flows for the year then ended, that are filed pursuant to Rule 17a-12 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Credit Suisse Capital LLC, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-12 under the Securities Exchange Act of 1934. Such information was the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedule 1 is fairly stated in all material respects in relation to financial statements as a whole.

KPMG LLP

February 26, 2016
New York, New York